Exhibit 99.1

IMMEDIATE	3 August 2004

Royal & Sun Alliance Insurance Group re Appointment of General Counsel and Group Company Secretary

Royal & SunAlliance announces today that it has appointed Mark Chambers as General Counsel and Group Company Secretary with effect from October 2004. His appointment will follow the retirement of Jan Miller as Group Company Secretary later in the year after 34 years with the Group.

Mark, age 41, joins from American Express where he was Managing Counsel for Europe, Middle East & Africa from January 2003. Prior to that he spent seven years with GE, starting in 1996, holding a number of senior positions within the consumer finance and insurance businesses including Company Secretary of GE Capital Bank Limited. Mark worked for Slaughter and May for eight years both in London and New York before joining GE.

Andy Haste, Group Chief Executive of Royal & SunAlliance, said: “I am pleased to welcome Mark, who brings 15 years of legal expertise and a wealth of international experience to the role. I would like to thank Jan for his support since my arrival and express the Board’s appreciation and best wishes for his retirement. ”

–ENDS–

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 4027

Notes to Editors:

Mark was appointed Managing Counsel of American Express for Europe, Middle East and Africa in January 2003. He was a member of the European Executive Leadership team and managed legal affairs for all the business lines across the region.

At GE, Mark was General Counsel for GE Insurance Holdings from 2000 to 2003, having served as Legal Director and Company Secretary for GE Capital Global Consumer Finance between 1998 and 2000 and Senior Legal Counsel between 1996 and 1998.

Mark worked as a solicitor for Slaughter and May between 1988 and 1996 in both London and New York.

Mark was educated at Oxford University and is married with two children.